SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Information Resources, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    456905108
                      (CUSIP Number of Class of Securities)

                              Sterling S. Hathaway
                             Chapman Capital L.L.C.
                            Pacific Corporate Towers
                             222 N. Sepulveda Blvd.
                          El Segundo, California 90245
                                (310) 662-1900
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 14, 2003
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,664,259

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,664,259

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,664,259

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,664,259

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,664,259

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,664,259

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,664,259

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,664,259

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,664,259

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

     This Schedule 13D is being filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons"). This Schedule 13D relates to the common stock, no par value per share, of Information Resources, Inc., a Delaware corporation (the "Issuer" or "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to, and general partner of, Chap-Cap. Chap-Cap directly owns the Common Stock beneficially owned by the Chapman Reporting Persons and to which this Schedule 13D relates, and the other Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by Chap-Cap to vote and to dispose of the securities held by Chap-Cap, including the Common Stock.

ITEM 1.  Security and Issuer

     This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive officers of the Company is 150 North Clinton Street, Chicago, IL 60661.

ITEM 2.  Identity and Background

     (a) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons").

     (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Robert L. Chapman, Jr. is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

     (c) Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Robert L. Chapman, Jr. is a citizen of the United States.


ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,510,963

ITEM 4.  Purpose of Transaction

     The purpose of the acquisition of the securities of the Company beneficially owned by Chap-Cap was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

     Mr. Chapman has spoken with management of the Issuer regarding his desire to influence the management of the Issuer with respect to business strategies, joint ventures, recapitalizations, a full sale of the Company, sales of assets, mergers, negotiated or open-market stock repurchases or other extraordinary corporate transactions (collectively, "Potential Transactions"). On January 10 and January 14, 2003, Mr. Chapman engaged in discussions with the Issuer's Chairman/CEO/President, Mr. Joseph P. Durrett, regarding Mr. Chapman's view that the Issuer's shareholders would be better served by the Issuer's being merged into another enterprise through a premium change-of-control transaction. Mr. Chapman supported his contention by highlighting the wide valuation disparity between the Issuer's public share price and that implied by comparable merger transactions, particularly that involving ACNielsen Corporation. On February 13, 2003, Mr. Chapman sent a critical letter to Mr. Durrett, with carbon copy to the Issuer's Board of Directors. The correspondence is attached hereto as Exhibit B.

     The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

     The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, Chapman Capital analysts may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above and in Exhibits B, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer

     (a) Together, the Reporting Persons beneficially own a total of 1,533,059 shares of Common Stock constituting 5.19% of all of the outstanding shares of Common Stock.

     (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

     (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:
                                                        Approximate Price per
                                     Amount of Shares   Shares (inclusive of
Date           Security               Bought/(Sold)     commissions)
01/08/03       Common Shares             23,500             $1.60
01/09/03       Common Shares            118,000             $1.59
01/10/03       Common Shares            101,900             $1.60
01/10/03       Common Shares             12,400             $1.58
01/13/03       Common Shares             75,500             $1.59
01/14/03       Common Shares            200,000             $1.63
01/14/03       Common Shares            (23,500)            $1.61
01/14/03       Common Shares             (6,500)            $1.61
01/15/03       Common Shares              7,200             $1.64
01/15/03       Common Shares             (6,000)            $1.65
01/16/03       Common Shares              2,000             $1.55
01/16/03       Common Shares              1,026             $1.64
01/17/03       Common Shares             22,800             $1.58
01/17/03       Common Shares              7,200             $1.55
01/21/03       Common Shares             12,433             $1.58
01/21/03       Common Shares              2,600             $1.55
01/23/03       Common Shares              7,400             $1.57
01/24/03       Common Shares            173,500             $1.51
01/24/04       Common Shares             23,200             $1.49
01/27/03       Common Shares            433,500             $1.50
01/27/03       Common Shares            100,000             $1.48
01/28/03       Common Shares             30,200             $1.47
01/29/03       Common Shares                800             $1.44
01/30/03       Common Shares             68,200             $1.43
01/30/03       Common Shares             24,200             $1.44
01/31/03       Common Shares             34,900             $1.37
02/03/03       Common Shares             24,400             $1.25
02/04/03       Common Shares             47,600             $1.25
02/05/03       Common Shares             14,600             $1.23
02/13/03       Common Shares                200             $1.40
02/13/03       Common Shares             40,000             $1.43
02/13/03       Common Shares            100,000             $1.44
02/13/03       Common Shares             (9,000)            $1.43

     The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

     Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement, dated as of February 14, 2003, by and among the members of the Reporting Persons.

     Exhibit B - Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. Joseph P. Durrett of the Company, dated February 13, 2003.

                                  SCHEDULE 13D

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2003                    CHAP-CAP PARTNERS, L.P.
                                            By: Chapman Capital L.L.C.,
                                                as General Partner

                                            By: /s/ Robert L. Chapman, Jr.
                                                ---------------------------
                                                Name:  Robert L. Chapman, Jr.
                                                Title: Managing Member


Dated: February 14, 2003                    CHAPMAN CAPITAL L.L.C.


                                            By: /s/ Robert L. Chapman, Jr.
                                                ---------------------------
                                                Name:  Robert L. Chapman, Jr.
                                                Title: Managing Member



Dated: February 14, 2003


                                            /s/ Robert L. Chapman, Jr.
                                            ---------------------------
                                            Robert L. Chapman, Jr.

                                    Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Information Resources, Inc. dated February 14, 2003, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  February 14, 2003

                                            CHAP-CAP PARTNERS, L.P.
                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By:  /s/Robert L. Chapman, Jr.
                                                 -------------------------
                                                 Robert L. Chapman, Jr.
                                                 Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By:  /s/Robert L. Chapman, Jr.
                                                 -------------------------
                                                 Robert L. Chapman, Jr.
                                                 Managing Member



                                            /s/Robert L. Chapman, Jr.
                                            -------------------------
                                            Robert L. Chapman, Jr.

                                    Exhibit B

                        CHAPMAN CAPITAL L.L.C. LETTERHEAD


Robert L. Chapman, Jr.
Managing Member



                                                          February 13, 2003



Mr. Joseph P. Durrett
Chairman, CEO and President
Information Resources, Inc.
150 North Clinton Street
Chicago, IL  60661

Via  United Parcel Service Overnight Delivery and
     Electronic Mail (joe.durrett@infores.com)

Mr. Durrett:

Chap-Cap Partners, L.P. (CCP), the Delaware limited partnership advised by Chapman Capital L.L.C., owns over 1.6 million common shares of Information Resources, Inc. (hereinafter, "IRI" or "the Company"). By becoming one of IRI's largest shareholders only recently, we are fortunate to have been spared the financial bludgeoning suffered by those who purchased or held positions in IRI upon your arrival some four years ago. These inexplicably patient owners have been gutted financially to the tune of 80% since your ill-fated yet heralded enthronement on May 3, 1999 (see Chart 1 below). As is often the case with executive failures, I expect you to continue blaming external forces (e.g., the stock market) for IRI's stock implosion. To counter such pretension, I have provided Chart 2 below that exhibits the comparative returns between IRI's shares and several Russell indices. As is plain to see, IRI's > 80% "duress under Durrett" greatly underperformed both the Russell 2000 (down only 13%) and less-than-all-star Russell 2000 Technology Index (down over 50%) during your floundering career at IRI.

                                    CHART 1
[Chart of Issuer's share price and attendant volume during Mr. Durrett's tenure]

                                    CHART 2
[Chart of Issuer's share price performance compared to that of the Russell 2000 and Russell 2000 Technology Indices during Mr. Durrett's tenure]

Though it should be obvious from this letter's opening paragraph, I must emphasize that CCP's multi-million dollar investment in IRI should not be construed as a vote of confidence in your own leadership or operating dexterity. To the contrary, our investment is predicated on the theory that your tenure as head of IRI will soon be terminated, either as the result of a change of control or a shareholder base that forces IRI's Board of Directors to serve its fiduciary duties by upgrading the occupants of IRI's corner offices. IRI's value, when released from the quivering hands of you and the rest of IRI's senior management, is arguably worth multiples of the current market price of around $1.50/share. Based on massively-discounted applications of comparable M&A transactions (e.g., ACNielsen Corporation's $2.1 billion acquisition -- 1.3 and 25 x LTM sales and EPS respectively -- by VNU N.V. in February 2001), IRI's shares seem capable of being valued by a strategic acquirer at a much higher value than the market places on IRI under your stewardship. Applying a revenue multiple equal to merely 25% of that received by ACNielsen's shareholders derives a takeover value for IRI exceeding $6.15/share, some 300% higher than today's level.

Contrary to your unambitious goals for 2003, after years of shareholder blood-letting IRI's primary focus should be to sell the Company to the highest bidder. You have failed in your perpetually unaccomplished objectives of leveraging the profitability and growth potential of IRI's analytics business and stabilizing the tracking business, and to develop a "competitively-advantaged data model for the future" (whatever that is supposed to mean). Setting the performance bar a few inches above sea level seems to have become habitual for you, exhibited best by your uninspiring goals for 2003 of merely being "cash positive" and to "improve earnings over 2002." Given that IRI incurred net losses of over $13 million (or nearly one third of its equity market capitalization) in 2002, and thus had no earnings, IRI characteristically has set the bar so dismally low that it makes you look like Mini-Me boasting that he will break the Oompa Loompa high jump record.

You do not seem to realize that your latest attempt at a strategic plan, defined as one in which you "continue to take costs out of the business to offset the declines in revenues," is a prescribed death sentence for IRI shareholders. Continued losses of revenue along the lines of the recent Procter and Gamble contract non-renewal are the ingredients for a slow but sure decimation of shareholder value. You seemed to acknowledge this by admitting that the purported goal of the management team, "to create shareholder value," cannot be accomplished over the long term by cost cutting alone. Yet, despite your claims to disappointment you seem at ease with "moving on" past this latest IRI disaster that left you incapable or unwilling to provide full-year 2003 guidance. Over the past several years, it is patently obvious that your weak and ineffective execution of the nebulous "transformation strategy" (from a "data company" to "the industry source for consumer insights") has gained almost no traction. The growth you have demonstrated with the U.S. panel and analytics business simply has been dwarfed by IRI's overall deterioration. Anyone longing for the perpetual restructuring and non-recurring charge days of the 1990s should consider becoming a shareholder of IRI. Indeed, you may have set a Wall Street record by leading IRI to reporting restructuring, non-recurring, and/or impairment charges to IRI's earnings in twelve of the fourteen quarterly periods under your belt as CEO (source: Bloomberg Earnings Summary footnotes). Wall Street isn't buying Project Delta as "non-recurring," and thus is un-willing to place even a market P/E ratio on your claim to "operating earnings of 12c/share" for 2002.

I was left aghast upon hearing you declare on the recent conference call that IRI management "did a good job of managing [IRI's] balance sheet and cash flows" and CFO Andy Balbirer's statement that "from a cash flow and balance sheet perspective the Company is in good shape." You and Mr. Balbirer seem to believe that your shareholders are deaf to the loud ticking sounds of IRI's balance sheet time bomb, from which you attempt to divert our attention with a fallacious emphasis on IRI's less than $5 million in long-term debt (which itself doubled year-over-year in 2002) and "no bank borrowings as of year end". More importantly, IRI's working capital deficit reached frightening levels by year end 2002, almost tripling over the preceding six months to $30 million, or approximately three quarters of IRI's entire equity market capitalization. For many months now, you claim to have expected significant improvement in IRI's German operation, but it continues to bleed IRI's cash resources to the bone. As a result, IRI's "positive momentum" in panel/analytics (13% Y/Y growth in the 4Q2002) does not seem to translate into increased working capital (i.e., net cash and other liquid assets), further impairing IRI's short-term liquidity.

Your apparent disrespect and disregard of the plight of IRI shareholders may have at its root the fact that you own merely 1.1% of the Company's shares, and those shares were almost entirely gifted to you by IRI's Board. Based on IRI's proxy statement filed with the Securities and Exchange Commission on April 18, 2002, your actual share ownership amounted to less than one-fifth of that held by Chap-Cap Partners, L.P. Even more disturbing is the fact that almost all of your share holdings were derived from IRI's 310,000-share free stock grant to you on April 30, 1999, some four years ago. Moreover, despite your horrendous mismanagement of the Company, this same proxy statement seems to report that somehow IRI's Board found it fitting to grace you further with over 900,000 free stock options, a quantity which was almost three times the amount of actual shares you own from the free-stock handout of April 1999 mentioned above. Adding insult to injury, I have found that SEC filings going back two years show IRI executives and directors purchasing no more than 25,000 IRI shares on the open market using their own personal funds. As a result of the data above and management's horrific performance, I pray for your reputational and legal sake that there are no plans or intentions to "re-strike" any of management's undeserved stock options, or to grant news ones given the current depressed share price for that matter.

IRI's recent year-end "earnings" conference call confirmed our deepening suspicions that your anti-shareholder attitude has not abated. Despite the fact that you and four other executives (Andy Balbirer/CFO, Monica Weed/GC, Ed Kuehnle/Group President-N. America, and Mark Tims/Group President - International) took time away from management responsibilities to attend, the call was configured such that not a single shareholder asked a question on the call. During the call, in which you gave a disappointing outlook for "2-0-0-3" (to quote you), you called 2002 a "challenging year for IRI, due in large part to [IRI's] German operations and ... consolidation among CPG manufacturers, Wal-Mart's withdrawal of data, and the growth on new channels that do not provide point-of-sale data." Could it be that the reason no shareholders were able to ask questions was that you feared lacking a legitimate explanation for your continued ineffectiveness as CEO?

IRI's shareholders may not have been so patient with your underperformance had they been familiar with your public company track record before arriving at IRI. Mr. Thomas W. Wilson, Jr., IRI's out-going chairman who headed the brilliant search committee that excavated you out of apparent retirement, claimed to be "extremely pleased to have someone with [your] intellect, track-record and management skills providing new leadership." Wilson went on to prognosticate your career at IRI with Nostradamus-like accuracy, stating, "Joe's outstanding background in the consumer packaged goods, business-to-business marketing and software industries will serve him well as he guides our company into the next century." Well, Mr. Durrett, that century is over three years old and the only thing you've guided is IRI's earnings estimates downward. Had Mr. Wilson completed adequate due-diligence, he shouldn't be surprised by your inadequacy as IRI's CEO given your background as CEO of Broderbund Software Inc. from October 3, 1996 to December 1998. During that two-year period, Broderbund's publicly-traded shares fell more than 50% from approximately $30/share to its final closing price of under $14/share upon the acquisition of Broderbund by The Learning Company, Inc. on September 1, 1998. Since the NASDAQ Composite Index appreciated by over 30% during this same two-year period, you are rendered incapable once again of blaming the stock market for Broderbund's shareholder destruction under your executive supervision. Furthermore, your ten years in brand management at Procter & Gamble appears to have given that IRI client enough insight into your qualifications such that your alma mater status wasn't enough to save IRI from a skull-crushing retail-tracking contract non-renewal effective July 2003.

Despite massive shareholders losses, you have enriched yourself, at IRI shareholders' expense, in excess of $2.5 million in cash since arriving to oversee the Company's demise. This cash compensation has been icing on the cake cooked with the rich ingredients of 900,000 free stock options and 310,000 free common shares also granted to you by IRI's Board. IRI's owners have graced you with almost four years to apply your purported management skills to the business of the Company. During this extended period, not only have you failed to increase or maximize shareholder value, but instead you have overseen the destruction of over 80% of the investment of the very shareholders who entrusted you with their capital. At the same time, you have taken from IRI's shareholders gross cash compensation estimated to exceed $2.5 million since your unfortunate arrival as CEO four years ago. I am baffled as to how IRI's Compensation Committee saw if fair to award you a $135,000 cash bonus for the last reported calendar year, on top of your guaranteed minimum annual base salary of $525,000, based on your "achievement of Company financial and personal objectives." What were these objectives - to be spotted eating meatloaf in the Company cafeteria at least once a week and to deliver four canned speeches per year on IRI's "earnings" conference calls? Given your seemingly unjustified personal enrichment at IRI's expense, I am also curious how the recent victims of IRI's 5% workforce reduction could have been spared pink slips by IRI making merely a few deletions from its bloated management roster, starting of course with you.

As you have proven yourself unworthy of the fiduciary duty of managing the assets of IRI, the time has come for you to either resign your position or sell the Company to the highest bidder. The long-term IRI shareholders with whom we have spoken are exhausted from hearing your broken record of "operational issues being largely behind us," "this is not a `business as usual' environment," "improved performance ... evident in our overall [future] results," "dramatically reduced [future losses]," "continued market opportunities" despite "challenging markets," "further penetration and geographic expansion," "define and win in tomorrow's business," "more to say on this subject in the coming months," etc. For all your talk about knowing what a "winning hand looks like," you don't seem to have held an ace, up your sleeve or elsewhere, for half a decade. Your time as CEO of IRI is up, Mr. Durrett, as you have exhibited that you do not "have the competency to evolve the business on your own." On that score, last week you admitted publicly that IRI was "exploring potential partners that might help expedite [IRI's] progress." Chapman Capital strongly encourages you to do the right thing by selling IRI to one of these partners before IRI's shareholders take it upon themselves to find another CEO and board of directors who will do so in your stead.

                                               Very truly yours,

                                               [/s/ _____________]

                                               Robert L. Chapman, Jr.


cc:  IRI Board of Directors:
     Eileen A. Kamerick        (CFO, BCom3 Group Inc.)
     William B. Connell        (Chairman/EDB Holdings, Inc.; and
                               Director, Aurora Foods)
     Bruce A. Gescheider       (former President/CEO, Acco World Corp)
     Thomas W. Wilson, Jr.     (Chairman, Productivity Solutions; and
                               Director, Park City Group, Inc.)
     Jeffrey P. Stamen         (CEO, Syncra Systems, Inc.; and
                               Director, Gazelle Systems; and
                               Director, Datasage Inc.)
     James G. Andress          (Former Chairman/CEO, Warner Chilcott
                                 Laboratories; and
                               Director: Xoma Ltd.; and
                               Director, Allstate Corporation; and
                               Director, Sepracor Inc.; and
                               Director, Option Care Inc)
     John D. C. Little         (Professor, MIT)
     Leonard M. Lodish         (Visiting Professor, Harvard Business School; and
                               Vice Dean, Wharton School of the U. of
                                Pennsylvania; and
                               Director, DecisionOne Holdings Corp; and
                               Director, J&J Snack Foods Corp; and
                               Director, Franklin Electronic Publishers)